Exhibit 1

Media Relations Jorge Pérez +52(81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX FILES ANNUAL REPORT ON FORM 20-F FOR FISCAL YEAR 2021

MONTERREY, MEXICO. APRIL 29, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has filed its annual report for the fiscal year ended December 31, 2021 on Form 20-F with the United States Securities and Exchange Commission (the “SEC”).

The annual report on Form 20-F is available on CEMEX’s website via the following link: www.cemex.com/en/20FReport2021 and is also available on the SEC website at http://www.sec.gov. CEMEX will provide a hard copy of its annual report on Form 20-F, including audited financial statements, free of charge to its shareholders and ADS holders upon request. Requests should be directed to CEMEX Investor Relations at +1(212) 317-6011 or ir@cemex.com.

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com.

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The information contained in the annual report filed on Form 20-F referenced above (the “Report”) contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. You should refer to the “Cautionary Statement Regarding Forward-Looking Statements” in the Report for a description of circumstances under which any or all of CEMEX’s forward-looking statements contained in the Report may turn out to be incorrect or inaccurate. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the Report or any forward-looking statement contained therein, whether as a result of new information, future events or otherwise. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores).